Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 43rd Floor

New York, New York 10036

Phone: (212) 248-3140

Fax: (212) 248-3141

www.faegredrinker.com

February 19, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. David L. Orlic, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Fund” or “Registrant”)

Dear Mr. Orlic:

The purpose of this letter is to respond to your comment provided on February 18, 2026, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 128 to its registration statement relating to the Total Market Plus Equity Portfolio (the “Portfolio”), on Form N-1A. PEA No. 128 was filed with Securities Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 23, 2025.

For your convenience, the comment made by the staff has been reproduced immediately followed by the Fund’s response.

1.	Comment: Please explain the inclusion of “Short Sales Expenses” in the fee table for the Advisor Shares but not for the Institutional Shares. If this is an inadvertent omission or typographical error, please revise accordingly.

Response: The Registrant confirms that it was an inadvertent omission and has provided the completed fee tables and expense examples for the Portfolio as Appendix A.

The preceding comment and related response have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comment. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joseph B. Andolina at (215) 988-1190.

Very truly yours,
/s/ Joshua M. Lindauer
Joshua M. Lindauer

Appendix A

Total Market Plus Equity Portfolio
(Advisor Shares)

Investment Objective

Long-term capital appreciation consistent with reasonable risk to principal.

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Advisor Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[l]	0.60%
Other Expenses (includes 0.20% shareholder servicing fees payable to Glenmede Trust)	0.52%
Short Sales Expenses	0.79%
Total Other Expenses	1.31%
Total Annual Portfolio Operating Expenses	1.91%
Fee Waivers and Expense Reimbursements[2]	(0.22)%
Net Expenses	1.69%

[1]	Effective February 28, 2026, the Fund’s management fee was reduced from 1.20%. Additionally, the contractual waiver limiting management fees to 0.85% was discontinued.

[2]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Portfolio’s annual total operating expenses exceed 0.90% of the Portfolio’s Advisor Shares’ average daily net assets (excluding acquired fund fees and expenses, short sale dividends, prime broker interest, brokerage commissions, taxes, interest, and extraordinary expenses). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2027 and may discontinue the arrangement anytime thereafter. This contractual fee waiver arrangement may not be terminated before February 28, 2027 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Advisor Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$172	$579	$1,011	$2,215

Total Market Plus Equity Portfolio
(Institutional Shares)

Investment Objective

Long-term capital appreciation consistent with reasonable risk to principal.

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell Institutional Shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Institutional Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.60%
Other Expenses	0.32%
Short Sales Expenses	0.79%
Total Other Expenses	1.11%
Total Annual Portfolio Operating Expenses	1.71%
Fee Waivers and Expense Reimbursements[2]	(0.22)%
Net Expenses	1.49%

[1]	Effective February 28, 2026, the Fund’s management fee was reduced from 1.20%. Additionally, the contractual waiver limiting management fees to 0.85% was discontinued.

[2]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Portfolio’s annual total operating expenses exceed 0.70% of the Portfolio’s Institutional Shares’ average daily net assets (excluding Acquired Fund fees and expenses, short sale dividends, prime broker interest, brokerage commissions, taxes, interest, and extraordinary expenses). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2027 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2027 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Institutional Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$152	$517	$908	$2,001